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                           June 30, 2021

       Benjamin S. Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Real Estate Investment Trust, LLC
       11 Dupont Circle NW, 9th Floor
       Washington, D.C. 20036.

                                                        Re: Fundrise Real
Estate Investment Trust, LLC
                                                            Post-Qualification
Amendment No. 6 to
                                                            Offering Statement
on Form 1-A
                                                            Response dated June
28, 2021
                                                            File No. 024-11140

       Dear Mr. Miller:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 and we reissue it in part. Please also remove the aggregated Fundrise
returns from the investor letter.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Benjamin S. Miller
Fundrise Real Estate Investment Trust, LLC
June 30, 2021
Page 2

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391
with any questions.



                                                         Sincerely,
FirstName LastNameBenjamin S. Miller
                                                      Division of Corporation
Finance
Comapany NameFundrise Real Estate Investment Trust, LLC
                                                      Office of Real Estate &
Construction
June 30, 2021 Page 2
cc:       Mark Schonberger
FirstName LastName